EXHIBIT 1
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                               WPP GROUP PLC (WPP)

                                  Announcement

WPP confirms that with effect from 30th September 2004, Jeremy Bullmore and John Jackson have retired from the Board of Directors of WPP. Both will continue to provide counsel and support to the company as founding members of the WPP Advisory Board.

Orit Gadiesh and Paul Spencer, who were appointed to the Board on 28 April 2004, are effectively replacing these directors on the Board.

1st October 2004


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